The share exchange described in this document involves the securities of foreign companies.  The transaction is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial information included in this press release was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country.  You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under this share exchange, such as in open market or privately negotiated purchases.

[Reference Translation]

December 16, 2011

                                                Company Name:  Nissan Motor Co., Ltd.
                                                Name and Title of Representative:
                                                Carlos Ghosn, President
                                                (Code Number: 7201
                                                 First Section of Tokyo Stock Exchange)

                                                Name and Title of Contact Person:
Joji Tagawa, Corporate Vice President
                                                (Telephone Number: 81-45-523-5523)

                                                Company Name: Aichi Machine Industry Co., Ltd.
                                                Toshiharu Sakai, President
                                                (Code Number: 7263, First Section of
                                                 Securities Exchanges in Tokyo and Nagoya)

                                                Name and Title of Contact Person:
Toshihiro Sato, General Manager, Accounting & Finance Department
                                                (Telephone Number: 81-52-681-1113)

Notice Regarding a Proposed Share Exchange That Would Make

Aichi Machine Industry Co., Ltd. a Wholly-owned Subsidiary of Nissan Motor Co., Ltd.

Nissan Motor Co., Ltd. (“Nissan”) and Aichi Machine Industry Co., Ltd. (“Aichi Machine Industry”) announced today that Nissan and Aichi Machine Industry signed a share exchange agreement by which Aichi Machine Industry will become a wholly-owned subsidiary of Nissan and Nissan will become the parent company owning all the shares in Aichi Machine Industry as described below (the “Share Exchange”), after both companies adopted resolutions approving the Share Exchange at their respective meetings of the board of directors held today. The effective date of the share exchange agreement is expected to be March 22, 2012 (the “Effective Date”).  The Share Exchange is subject to the approval of the share exchange agreement by shareholders of Aichi Machine Industry at its extraordinary general meeting of shareholders scheduled to be held in mid-February, after which the Share Exchange is expected to take effect on March 22, 2012. Nissan is not required to obtain approval from shareholders at its shareholders’ meeting, as Nissan will implement the Share Exchange through the process of “simple share exchange” under Article 796, Paragraph 3 of the Companies Act of Japan (the “Companies Act”).  Prior to the Effective Date of the Share Exchange, Aichi Machine Industry’s shares will be delisted from the Tokyo Stock Exchange Group, Inc. (the “Tokyo Stock Exchange”) and Nagoya Stock Exchange, Inc. (the “Nagoya Stock Exchange”) (the last trading day is March 15, 2012).

1. Purpose

Nissan recently announced “Nissan Power 88”, a wide-ranging, six-year midterm business plan, in aim to accelerate Nissan’s growth across new markets and segments in the world.  “Power” of the name emphasizes our strength and efforts we apply to our brands and sales, while “88” expresses the measurable reward we aim to achieve through the plan.  Nissan aims to increase and maintain its global market share to 8% from 5.8%, its global market share in fiscal 2010.  Simultaneously, Nissan aims to increase and maintain its corporate operating profit to 8% from 6.1%, its operating profit margin in fiscal 2010.

The plan’s goal is the ability to offer mobility for all by achieving geographical expansion of our business and the realization of a sustainable mobility through zero-emission cars and low-emission technologies.

Nissan Power 88 aims to achieve goals by implementing six strategies. These six strategies are as follows:
•	Strengthening our brand power
•	Enhancing our sales power
•	Enhancing quality
•	Optimizing Nissan’s zero-emission leadership
•	Accelerating our growth through business expansion
•	Reducing costs

Nissan believes the planned Share Exchange, in which Aichi Machine Industry would become a wholly owned subsidiary, will contribute to  certain above stated strategies, such as enhancing quality, accelerating our growth through business expansion and reducing cost.  Nissan Group faces the demand to accelerate development of power train technology that surpasses its rivals in its performance, quality and cost, while taking measures to meet stricter CO2 regulations amid fierce competition in connection to fuel efficiency.  With respect to production, Nissan plans to take swift measures to meet the demands of each market by localized production of power trains and other activities to expand overseas business, especially in emerging markets.  In order to strive for business expansion in emerging markets such as China, India, Russia, Brazil and Indonesia simultaneously, Nissan believes it is necessary to combine the abilities of those in the Nissan Group.

We expect the Share Exchange will enable to accelerated realization of efficient use of Nissan Group’s resources and reconsideration of Nissan’s and Aichi Machine Industry’s respective roles so we can achieve our above stated goals.  We regard the Share Exchange as an important step towards the realization of the midterm management plan of Nissan Power 88 that is designed for Nissan Group’s growth and progression.

Aichi Machine Industry, a company established in 1949, became Nissan’s consolidated subsidiary in 2000, after a technology alliance with Nissan in 1962 and equity participation alliance with Nissan in 1965.  Aichi Machine Industry now serves an important role in the Nissan Group after evolving from a manufacturer of its own commercial vehicle model “Giant” and minicar “Cony” to a developer and manufacturer with specialization in engines and manual transmissions.

Aichi Machine Industry is a large contributor to Nissan Group’s growth.  For instance, with respect to the compact engine regarded as the globally compatible engine that was jointly developed by Nissan and Renault S.A., Aichi Machine Industry acts as the domestic production base that develops and supplies parts in the expanded production process in which the manufacturing of the compact engine takes place on a global scale.  In addition, Aichi Machine Industry is the sole developer and domestic manufacturer of the manual transmission of Nissan Group.

Aichi Machine Industry’s recent role has highlighted the importance of the production process of advanced technological products. Aichi Machine Industry has engaged in the manufacturing of the high-quality dual clutch transmission for the current flagship model, Nissan GT-R, and has also been involved in the long term development of the gear production technology, as well as the manufacturing of a reduction gear that is an important automobile part for the Nissan LEAF electric vehicle.

In the recent automobile industry, competition in the development of vehicles suited for environmental protection including electric vehicles and fuel cell vehicles has become fierce as the business environment becomes increasingly severe due to uncertainty of global economy and the continuous strong yen.  Further, the technology development of the gasoline powered engines’ efficiency has been dramatically improving, especially with respect to environmental aspects of engine efficiency.

Under such circumstance, Aichi Machine Industry has played an even more important role in the Nissan Group by understanding the demands of clients around the world as a global power train manufacturer and expanding its business areas to exceed the scope of a business that mainly focused on domestic production.

Aichi Machine Industry strives to develop products that meet the demands of clients around the world and, as a main manufacturer in the global production of engines, is expected to play an increasingly important role in Nissan Group than before by strengthening its engagement to become a major base for engine production in the world and thereby capturing a beneficial position amidst the competition.

At the same time, through the planned Share Exchange that would make Aichi Machine Industry a wholly owned subsidiary, Nissan aims to achieve improvement of its quality and cost competency, as well as business expansion in the global market, by strengthening development and manufacturing of power trains.

We believe that Nissan and Aichi Machine Industry acting as one would lead to the ability to challenge higher objectives and swift action and thereby improving both companies’ competitiveness in the global market.

From now on, Nissan and Aichi Machine Industry aim to maximize the value of the Nissan Group, which includes Aichi Machine Industry, with an ultimate goal to maximize the profit of the group as a whole, instead of pursuing their respective profitability as before.

2. Outline of the Share Exchange

(1) Timeline

Board of Directors Meeting to resolve the Share Exchange (Both companies)	Friday, December 16, 2011
Execution of the Share Exchange Agreement (Both companies)	Friday, December 16, 2011
Public notice of the Record Date of the Extraordinary General Meeting of Shareholders (Aichi Machine Industry)	Saturday, December 17, 2011 (Expected)
Record Date of the Extraordinary General Meeting of Shareholders (Aichi Machine Industry)	Sunday, January 1, 2012 (Expected)
Extraordinary General Meeting of Shareholders on the Share Exchange (Aichi Machine Industry)	Mid-February, 2012 (Expected)
The Last Trading Day (Aichi Machine Industry)	Thursday, March 15, 2012 (Expected)
Delisting (Aichi Machine Industry)	Friday, March 16, 2012 (Expected)
Scheduled date of the Share Exchange (Effective Date)	Thursday, March 22, 2012 (Expected)

(Note 1) Nissan will implement the Share Exchange by means of a “simple share exchange” under Article 796, Paragraph 3 of the Companies Act which does not require approval by shareholders at its general shareholders’ meeting.
(Note 2) The scheduled date of the Share Exchange (Effective Date) is subject to change by mutual agreement between Nissan and Aichi Machine Industry.

(2) Method of the Share Exchange

By the Share Exchange, Aichi Machine Industry will become a wholly-owned subsidiary of Nissan and Nissan will become the parent company owning all of the shares in Aichi Machine Industry.  The effective date of the share exchange agreement is expected to be March 22, 2012.  The Share Exchange is subject to the approval of the share exchange agreement by shareholders at the extraordinary general meeting of shareholders of Aichi Machine Industry scheduled to be held in mid-February, 2012, after which the Share Exchange will take effect on March 22, 2012.  Nissan will implement the Share Exchange by means of a “simple share exchange” under Article 796, Paragraph 3 of the Companies Act which does not require approval by shareholders at its shareholders’ meeting.

(3) Share Exchange Ratio

Company	Nissan (100% Parent Company	Aichi Machine Industry (Wholly-owned Subsidiary)
Share Exchange Ratio	1	0.4
Number of Shares to be delivered in the Share Exchange	Common Stock : 21,184,488 shares (Plan)

(Note 1) Share Exchange Ratio

0.4 shares of Nissan common stock will be delivered in exchange for one share of Aichi Machine Industry stock in the Share Exchange.  However, Nissan common stock will not be delivered in the Share Exchange in exchange for Aichi Machine Industry common stock which is held by Nissan (37,560,900 shares as of November 30, 2011). Share exchange ratio may be changed upon consultation between two parties if a material change occurs in the terms and conditions of the Share Exchange.

(Note 2) Number of Shares to be delivered in the Share Exchange

Nissan will deliver 21,184,488 shares of common stock in the Share Exchange using its treasury stock (39,099,905 shares as of November 30, 2011).  Nissan will not newly issue stocks in the Share Exchange. All treasury stock (133,515 shares as of November 30, 2011) that Aichi Machine Industry holds immediately before the Share Exchange becomes effective (the “Reference Time”), including stock purchased by Aichi Machine Industry upon shareholders’ claims for purchase of shares of Aichi Machine Industry common stock in accordance with Article 785 of the Companies Act, will be canceled by the Reference Time upon resolutions of the board of directors meeting which will be held by the day before the Effective Date of the Share Exchange. The number of shares delivered in the Share Exchange may be changed due mainly to the cancellation of treasury stock by Aichi Machine Industry.

(Note 3) Treatment of Shares Less than One Unit

Shareholders who will hold shares less than one unit of Nissan common stock (less than 100 shares) as a result of the Share Exchange will be unable to sell such shares on the securities exchanges.  The shareholders who will hold shares less than one unit of Nissan stock can utilize the “system for purchase of shares less than one unit” (sale of shares less than 100 shares) in accordance with Article 192, Paragraph 1 of the Companies Act.

(Note 4) Treatment of Fractions of Less than One Share

If the number of the shares of Nissan common stock that shall be delivered to any shareholder as a result of the Share Exchange includes a fraction of less than one share, a cash amount in proportion to the fractions attributed to the Share Exchange will be paid to such shareholder in accordance with Article 234 of the Companies Act.

(4) Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Right

Aichi Machine Industry has not issued any stock acquisition rights or bonds with stock acquisition right.

3. Basis for Calculation of the Share Exchange Ratio

(1) Basis for Calculation

In order to ensure the fairness and appropriateness of the share exchange ratio, Nissan and Aichi Machine Industry selected Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“MUMSS”) and Mizuho Securities Co., Ltd. (“Mizuho”), respectively, as their respective third party institution to perform calculation of the share exchange ratio.

In calculating the stock value, MUMSS principally applied to Nissan common stock an Average Market Price Analysis under which the closing market price of Nissan common stock on the First Section of the Tokyo Stock Exchange on December 15, 2011, a measurement date, and the average closing market prices of the one-week, one-month and three-month periods ended December 15, 2011, were considered, and this analysis was concluded to result in appropriate valuation since Nissan is listed in the financial instruments exchange and has sufficient liquidity due to large market capitalization. MUMSS also applied to Aichi Machine Industry common stock an Average Market Price Analysis under which the closing market price of Aichi Machine Industry common stock on the First Section of the Tokyo Stock Exchange on December 15, 2011, a measurement date, and the average closing market prices for of the one-week, one-month and three-month periods ended December 15, 2011, were considered, since Aichi Machine Industry is listed in the financial instruments exchange and has market value, and a Comparable Companies Analysis since there is more than one comparable company as a benchmark, as well as a Discounted Cash Flow analysis (the “DCF Analysis”) in order to reflect future business activities in valuation. The future profit plan of Aichi Machine Industry, based on which the calculations by MUMSS using the DCF Analysis were performed, does not include significant increase or decrease in profit. The following is the share exchange ratio against Nissan common stock value per share which was calculated in range using each of the analysis:

Analysis	Calculated Share Exchange Ratio
Average Market Price Analysis	0.29 – 0.40

Comparable Companies Analysis	0.14 – 0.79

DCF Analysis	0.39 – 0.85

In calculating the share exchange ratio, MUMSS used information which was provided by Nissan and Aichi Machine Industry and public information without any independent testing for accuracy and completeness in the assumption that they are accurate and complete.  MUMSS did not perform valuation of assets and liabilities, including off-balance-sheet assets and liabilities and other contingent liabilities, of two companies and their affiliates independently or by third party valuation institution.  MUMSS also assumed that the financial projection of Aichi Machine Industry had been reasonably prepared based on the optimal projection and judgment currently available to Aichi Machine Industry management.  The above valuation by MUMSS is based on information available and economic conditions as of December 15, 2011.

In calculating the stock value, Mizuho principally applied to Nissan common stock an Average Market Price Analysis under which the closing market price of Nissan common stock on the First Section of the Tokyo Stock Exchange on December 15, 2011, a measurement date, and the average closing market prices of the one-month, three-month and six-month periods ended December 15, 2011, were considered, and this analysis was concluded to result in appropriate valuation since it is listed in the financial instruments exchange and has sufficient liquidity due to large market capitalization.  Mizuho also applied to Aichi Machine Industry common stock an Average Market Price Analysis under which the closing market price of Aichi Machine Industry common stock on the First Section of the Tokyo Stock Exchange on December 15, 2011, a measurement date, and the average closing market prices of the one-month, three-month and six-month periods ended December 15, 2011, were considered, since it is listed in the financial instruments exchange and has market value, and a DCF Analysis in order to reflect future business activities in valuation. The future profit plan of Aichi Machine Industry, based on which the calculations by Mizuho using the DCF Analysis were performed, does not include significant increase or decrease in profit. The following is the share exchange ratio against Nissan common stock value per share which was calculated in range using each of the analysis and method:

Analysis	Calculated Share Exchange Ratio
Average Market Price Analysis	0.29 – 0.38

DCF Analysis	0.37 – 0.48

In calculating the share exchange ratio, Mizuho used information which was provided by Nissan and Aichi Machine Industry and public information without any independent testing for accuracy and completeness in the assumption that they are accurate and complete.  Mizuho did not perform valuation of assets and liabilities, including off-balance-sheet assets and liabilities and other contingent liabilities, of two companies and their affiliates independently or by third party valuation institution.  Mizuho also assumed that the financial projection of Aichi Machine Industry had been reasonably prepared based on the optimal projection and judgment currently available to Aichi Machine Industry management.  The above valuation by Mizuho is based on information available and economic conditions as of December 15, 2011.

As described in 3.(5) “Measures to Ensure the Fairness and Appropriateness” below, upon request from board of directors of Aichi Machine Industry, Mizuho has delivered to board of directors of Aichi Machine Industry a fairness opinion dated December 16, 2011, stating that the share exchange ratio was fair to shareholders of Aichi Machine Industry, excluding controlling shareholders (as defined in Article 441-2 of the Securities Listing Regulations of the Tokyo Stock Exchange and Article 436-3 of the Enforcement Rules for the same as “controlling shareholders and others prescribed by the Enforcement Rules” and in Article 38-2 of the regulations for timely disclosure of information by companies issuing listed marketable securities of the Nagoya Stock Exchange and Article 18-2 of the Enforcement Rules for the same as “controlling shareholders and others prescribed by the Enforcement Rules,”), from the financial perspective under assumed terms and conditions, which represented its opinion that the share exchange ratio did not impair the interest of minority shareholders of Aichi Machine Industry.

(2) Background of the Calculation

As a result of subsequent discussions and negotiations between Nissan and Aichi Machine Industry which took into account the results of the calculation of the share exchange ratio by two third party valuation institutions, each company concluded that the share exchange ratio referred to in 2.(3) above was fair and did not impair the interest of shareholders of each company.  Consequently, Nissan and Aichi Machine Industry approved the share exchange agreement at its board of directors meeting held today and signed the share exchange agreement on the same day.  Nissan did not obtain a fairness opinion from MUMSS stating that the share exchange ratio was fair to Nissan from the financial perspective.

(3) Relationship with Valuation Institutions

MUMSS, a financial advisor (a valuation institution) of Nissan, is not a related party of Nissan or Aichi Machine Industry and has no important relationships with these companies in terms of the Share Exchange. Mizuho, a financial advisor (a valuation institution) of Aichi Machine Industry, is not a related party of Nissan or Aichi Machine Industry and has no important relationships with these companies in terms of the Share Exchange.

(4) Delisting

Aichi Machine Industry will become a wholly-owned subsidiary of Nissan on the Effective Date of the Share Exchange (March 22, 2012 as described above) and Aichi Machine Industry common stock will be delisted on March 16, 2012 (the last trading day is March 15, 2012).  After delisting, Aichi Machine Industry common stock will no longer be traded on the Tokyo Stock Exchange or the Nagoya Stock Exchange.

Nissan common stock is listed in the Tokyo Stock Exchange. According to the number of shares held, Aichi Machine Industry shareholders may be distributed less than one unit (100 shares) of Nissan common stock in the Share Exchange, but will be able to trade more than one unit of common stock and hence maintain the liquidity of stock they hold even after the Effective Date of the Share Exchange.

Aichi Machine Industry shareholders who obtain less than one unit  (100 shares) of Nissan common stock as a result of the Share Exchange will be unable to sell such shares on the Tokyo Stock Exchange, but will be able to request for Nissan to purchase shares less than one unit. See 2.(3) (Note 4) above for treatment of fractions of less than one share.

(5) Measures to Ensure the Fairness and Appropriateness

Given Nissan’s ownership of 41.38% of Aichi Machine Industry outstanding stock, Aichi Machine Industry’s status as a consolidated subsidiary of Nissan and the existing relationship described below in 4.(13) between the two companies, Nissan based discussions and negotiations with Aichi Machine Industry on the share exchange ratio calculated by MUMSS, a third party valuation institution, in order to ensure the fairness and appropriateness of the share exchange ratio, and approved the share exchange agreement at its board of directors meeting held today.  Nissan did not obtain a fairness opinion from MUMSS stating that the share exchange ratio was fair to Nissan from the financial perspective.

Aichi Machine Industry had discussions and negotiations with Nissan based on the share exchange ratio calculated by Mizuho, a third party valuation institution, in order to ensure the fairness and appropriateness of the Share Exchange, and approved the share exchange agreement at its board of directors meeting held today.

The board of directors of Aichi Machine Industry obtained from Mizuho a fairness opinion on December 16, 2011, stating that the share exchange ratio was fair to shareholders of Aichi Machine Industry, excluding controlling shareholders (as defined in Article 441-2 of the Securities Listing Regulations of the Tokyo Stock Exchange and Article 436-3 of the Enforcement Rules for the same as “controlling shareholders and others prescribed by the Enforcement Rules” and in Article 38-2 of the regulations for timely disclosure of information by companies issuing listed marketable securities of the Nagoya Stock Exchange and Article 18-2 of the Enforcement Rules for the same as “controlling shareholders and others prescribed by the Enforcement Rules”), from the financial perspective under assumed terms and conditions, which represented its opinion that the share exchange ratio did not impair the interest of minority shareholders of Aichi Machine Industry.

Nissan and Aichi Machine Industry retained Anderson Mori & Tomotsune and TMI Associates as legal counsel for each of the company to receive advice on legal matters with respect to resolutions of the board of directors including the Share Exchange.

(6) Measures to Avoid Conflicts of Interest

Of the four directors of Aichi Machine Industry, Chairman Mr. Hidetoshi Imazu currently serves as a board member of Nissan. In order to ensure the fairness of decision making at Aichi Machine Industry and avoid conflicts of interest, Mr. Hidetoshi Imazu did not participate in the deliberation and resolution of the share exchange ratio and the Share Exchange at the board of directors meeting at Aichi Machine Industry.  Aichi Machine Industry’s President, Mr. Toshiharu Sakai, serves as a chairman of the board of directors of Nissan’s consolidated subsidiary, Nissan Kohki Co., Ltd.  In order to avoid conflicts of interest, Mr. Toshiharu Sakai and Mr. Hidetoshi Imazu were excluded from the deliberation and resolution of the Share Exchange that took place prior to, but on the same day of the above stated board of directors meeting.  All members, except for those who did not participate in order to avoid conflicts of interest, attended the above two meetings and the resolution of the share exchange agreement was decided unanimously.  Mr. Hidetoshi Imazu and Mr. Toshiharu Sakai did not participate in the deliberation and resolution of the Share Exchange which took place at Aichi Machine Industry’s board of directors meeting but separately from the board of directors meeting stated above, nor did they participate in discussions and negotiations with Nissan regarding the Share Exchange, on behalf of Aichi Machine Industry.

Of the auditors of Aichi Machine Industry, Mr. Terumi Akiyama also serves as an auditor for Nissan’s consolidated subsidiary Nissan Kohki Co., Ltd.  In order to avoid conflicts of interests, Mr. Terumi Akiyama did not participate in the board of directors meetings regarding the Share Exchange including the above meetings.  All auditors, except for Mr. Terumi Akiyama, attended the above board of directors meeting of Aichi Machine Industry and all of the auditors declared that they do not object to the resolution of the Share Exchange by the Aichi Machine Industry’s board of directors.

Moreover, Aichi Machine Industry requested its external auditor (independent officer) Mr. Yasuyuki Suzuki, who does not have an interested relationship with Nissan (the controlling shareholder of Aichi Machine Industry), to examine whether the decisions by the listed company and its subsidiary would not impair the minority shareholder’s interest in accordance with the rules defined by Tokyo Stock Exchange and Nagoya Stock Exchange rules.  Aichi Machine Industry received an opinion letter (the “Opinion Letter”) from Mr. Yasuyuki Suzuki, addressed to Aichi Machine Industry’s board of directors stating that as of December 16, 2011, Aichi Machine Industry’s decision regarding the Share Exchange would not impair minority shareholder’s interest because the purpose of the Share Exchange is legitimate and the process of negotiations and the Share Exchange ratio are fair.

Aichi Machine Industry receives advice from its legal counsel, TMI Associates, on legal matters with respect to resolutions of the board of directs and other measures to avoid conflicts of interest.

4. Overview of Parties to the Share Exchange

	100% Parent Company	Wholly-owned Subsidiary
(1) Name	Nissan Motor Co., Ltd.	Aichi Machine Industry Co., Ltd.

(2) Head office address	2, Takara-cho, Kanagawa Ward, Yokohama City, Kanagawa Prefecture, Japan	2-12 Kawanami-cho, Atsuta-ku, Nagoya City, Aichi Prefecture, Japan

(3) Representative	Carlos Ghosn, President and Chief Executive Officer	Toshihiro Sakai, President

(4) Business	Development, manufacturing and sales of automobiles and others	Development, manufacturing and sales of engines and manual transmissions

(5) Share capital	605,814 million yen	8,518 million yen

(6) Date established	December 26, 1933	May 23, 1949

(7) Number of shares issued	4,520,715,112 shares	90,655,636 shares

(8) Fiscal year end	March 31st	March 31st

(9) Number of employees	155,099 (Consolidated)	2,247 (Consolidated)

(10) Main customers	—	Nissan Motor Co., Ltd.

(11) Main banks	—	Mizuho Corporate Bank, Ltd.

(12) Major shareholders and shareholding ratio
Renault S.A.  (43.40%)
Japan Trustee Services Bank Ltd. (Trust Account) (3.73%)
The Chase Manhattan Bank, N.A. London Special Account No. 1 (3.16%)
The Master Trust Bank of Japan, Ltd. (Trust Account) (3.00%)
Nippon Life Insurance Company (2.06%)

Nissan  Motor Co., Ltd.    (41.43%)
Japan Trustee Services Bank Ltd. (Trust Account) (4.94%)
Yoshikazu Kitamae (3.00%)
Dai-ichi Mutual Life Insurance Co. (2.74%)
The Master Trust Bank of Japan, Ltd. (Trust Account) (2.59%)

(13) Relationship between the parties

Capital ties	Nissan owns 41.43% of issued shares (37,560,900 shares, as of November 30, 2011) of Aichi Machine Industry stock and is the parent company of Aichi Machine Industry.

Concurrent holding of positions
As of December 16, 2011, one member on Nissan’s board of directors and one member of the board of directors of Nissan Kohki Co., Ltd., concurrently hold a position as a board member of Aichi Machine Industry. One corporate auditor of Nissan’s consolidated subsidiary, Nissan Kohki Co., Ltd., concurrently holds a position as a corporate auditor of Aichi Machine Industry. In addition, there are two employees who were dispatched from Nissan Motor Co., Ltd to Aichi Machine Industry.

Transactions	Nissan purchases from Aichi Machine Industry, automobile parts and accessories.
Related party	Aichi Machine Industry is a consolidated subsidiary of Nissan and is treated as a related party of Nissan.

(14) Financial data in preceding three years

Fiscal year	Nissan (Consolidated)			Aichi Machine Industry (Consolidated)
	2008	2009	2010	2008	2009	2010
Consolidated net assets	2,926,053	3,015,105	3,273,783	54,602	57,296	60,048
Consolidated total assets	10,239,540	10,214,820	10,736,693	87,273	93,350	93,504
Consolidated net assets per share (in yen)	644.60	663.90	703.16	603.13	632.93	663.35
Consolidated revenues	8,436,974	7,517,277	8,773,093	101,942	101,041	111,055
Consolidated operating income (loss)	(137,921)	311,609	537,467	3,277	4,975	5,359
Consolidated ordinary income (loss)	(172,740)	207,747	537,814	3,290	4,932	5,334
Consolidated net income	(233,709)	42,390	319,221	1,534	2,876	2,933
Consolidated net income per share (in yen)	(57.38)	10.40	76.44	16.94	31.78	32.41
Dividends per share (in yen)	11	-	10	2	2	2

    (Note 1) As of March 31, 2011, unless otherwise indicated.
    (Note 2) In millions of yen, unless otherwise indicated.

5. Summary after the Share Exchange

100% Parent Company
(1) Name	Nissan Motor Co., Ltd.

(2) Head office address	2, Takara-cho, Kanagawa Ward, Yokohama City, Kanagawa Prefecture, Japan

(3) Representative	Carlos Ghosn, President and Chief Executive Officer

(4) Business	Development, manufacturing and sales of automobiles and others

(5) Common stock	605,814 million yen

(6) Fiscal year	March 31st

(7) Net assets	To be determined

(8) Total assets	To be determined

6. Overview of accounting treatment of the Share Exchange

The Share Exchange is classified as an additional acquisition of subsidiary shares from Aichi Machine Industry’s minority shareholders by Nissan within transaction under common control. Goodwill (or negative goodwill) on Nissan’s consolidated balance sheet is expected as a result of the Share Exchange, but the amount of such goodwill (or negative goodwill) is yet to be determined.

7. Outlook

Nissan believes that the effect of the Share Exchange on the results of operations of Nissan and Aichi Machine Industry will not be significant since Aichi Machine Industry is a consolidated subsidiary of Nissan.

8. Transactions with Controlling Shareholders

Nissan is a controlling shareholder of Aichi Machine Industry and the Share Exchange is treated as “Transactions with Controlling Shareholders” of Aichi Machine Industry.  The report on corporate governance which was disclosed on June 29, 2011, with respect to “Guidances regarding the Policy for Protection of Minority Shareholders When Transactions with Controlling Shareholders are Executed”, applies the following with respect to the Share Exchange.

Aichi Machine Industry believes that its ability to conduct business activities freely is not being inhibited by its parent company Nissan, or by any other Nissan group company, and that it is able to maintain a certain degree of independence.  Transactions with Nissan and its group companies are executed on the same terms and conditions as with other companies with no restrictions imposed from its capital ties.

As described in 3.(5) and 3.(6) above, Aichi Machine Industry has taken measures to ensure the fairness of decision making and avoid conflicts of interest regarding the Share Exchange and such measures conform with the contents disclosed in the corporate governance report.

As described in 3.(5) above, in order to secure independence of management and prevent the impairment of minority shareholders’ interests, Aichi Machine Industry has obtained from Mizuho a fairness opinion dated December 16, 2011, stating that the share exchange ratio was fair to shareholders of Aichi Machine Industry, excluding controlling shareholders (as defined in Article 441-2 of the Securities Listing Regulations of the Tokyo Stock Exchange and Article 436-3 of the Enforcement Rules for the same as “controlling shareholders and others prescribed by the Enforcement Rules” and in Article 38-2 of the regulations for timely disclosure of information by companies issuing listed marketable securities of the Nagoya Stock Exchange and Article 18-2 of the Enforcement Rules for the same as “controlling shareholders and others prescribed by the Enforcement Rules,”), from the financial perspective under assumed terms and conditions, which represented its opinion that the share exchange ratio did not impair the interest of minority shareholders of Aichi Machine Industry.

As described in 3.(6) above,  Aichi Machine Industry has obtained from Mr. Yasuyuki Suzuki, who does not have an interested relationship with Nissan (the controlling shareholder of Aichi Machine Industry), the Opinion Letter as of December 16, 2011 stating that Aichi Machine Industry’s decision regarding the Share Exchange would not impair minority shareholder’s interest because the purpose of the Share Exchange is legitimate and the process of negotiations and the Share Exchange ratio are fair.

The “Guidance regarding the Policy for Protection of Minority Shareholders When Transactions with Controlling Shares are Executed” in the corporate governance report discloses that “Deals with the parent company are decided upon general transaction conditions after discussions and negotiations based on prices calculated from market price.  Aichi Machine Industry develops business activities based on its own management policy and independence from the parent company is preserved.”

(Reference) Consolidated Financial Forecast for FY 2011 and Results of FY 2010

Nissan (Consolidated financial forecast as of November 2, 2011)	(unit: million yen)

	Consolidated revenue	Consolidated operating income	Consolidated ordinary income	Consolidated net income
Consolidated financial forecast for FY 2011	9,450,000	510,000	480,000	290,000
Actual results for FY 2010	8,773,093	537,467	537,814	319,221

Aichi Machine Industry (Consolidated financial forecast as of November 2, 2011)	(unit: million yen)

	Consolidated revenue	Consolidated operating income	Consolidated ordinary income	Consolidated net income
Consolidated financial forecast for FY 2011	110,700	3,600	3,600	2,000
Actual results for FY 2010	111,055	5,359	5,334	2,933

This press release contains forward-looking statements that reflect Nissan’s and Aichi Machine Industry’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Nissan’s and Aichi Machine Industry’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions.  Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: failure of Nissan and Aichi Machine Industry to agree on some or all of the terms of the Share Exchange; the parties being unable to complete the proposed Share Exchange due to failure to obtain the necessary shareholder approval or any governmental approval for the proposed transaction or for other reasons; changes in the laws, regulations and government policies in the markets in which Nissan Group operates that affect its automotive operations; changes in laws or accounting standards, or other changes in the business environment relevant to the parties; challenges in executing our business strategies; the effects of financial instability or other changes in general economic or industry conditions; difficulties in realizing the anticipated benefits of the Share Exchange; and other risks related to the consummation of the Share Exchange.  Investors are advised to consult any further disclosures by Nissan and Aichi Machine Industry in their subsequent domestic filings in Japan and filings with the U.S. Securities Exchange Commission.